EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

        We consent to the use in this Annual Report on Form 40-F of Yamana Gold Inc. to be filed with the US Securities and Exchange Commission, of our report dated March 20, 2006 relating to the consolidated financial statements of Yamana Gold Inc., which appear in such Annual Report.

Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
March 31, 2006